UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports in January 2024 a Passenger Traffic Decrease of 0.6% Compared to 2023

GUADALAJARA, Mexico, Feb. 06, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for January 2024, compared with January 2023.

For January 2024, the total number of terminal passengers at GAP’s 12 Mexican airports decreased by 1.6%, compared to January 2023. Puerto Vallarta and Guadalajara presented an increase in passenger traffic of 1.9% and 1.0%, respectively, while Tijuana and Los Cabos presented a decrease of 7.1% and 3.8%, respectively, compared to January 2023. On the other hand, Montego Bay presented an increase in passenger traffic of 9.6% compared to January 2023.

Domestic Terminal Passengers (in thousands):
Airport	Jan-23	Jan-24	% Change
Guadalajara	991.1	911.7	(8.0%)
Tijuana*	713.6	678.8	(4.9%)
Puerto Vallarta	226.2	201.1	(11.1%)
Los Cabos	229.8	221.4	(3.7%)
Montego Bay	0.0	0.0	N/A
Guanajuato	180.4	174.0	(3.5%)
Hermosillo	157.4	152.2	(3.3%)
Kingston	0.0	0.1	136.4%
Morelia	67.3	56.2	(16.4%)
Mexicali	123.4	110.8	(10.2%)
La Paz	77.8	88.5	13.8%
Aguascalientes	54.4	46.8	(14.0%)
Los Mochis	32.2	44.0	36.5%
Manzanillo	9.1	11.9	31.0%
Total	2,862.6	2,697.4	(5.8%)

International Terminal Passengers (in thousands):
Airport	Jan-23	Jan-24	% Change
Guadalajara	456.8	550.4	20.5%
Tijuana*	393.4	349.6	(11.1%)
Puerto Vallarta	460.9	498.8	8.2%
Los Cabos	451.4	433.6	(3.9%)
Montego Bay	449.0	491.9	9.6%
Guanajuato	77.9	89.6	15.0%
Hermosillo	6.6	9.0	36.1%
Kingston	146.0	148.3	1.6%
Morelia	56.8	55.8	(1.7%)
Mexicali	0.5	0.6	21.4%
La Paz	1.2	0.9	(20.5%)
Aguascalientes	22.9	26.4	15.2%
Los Mochis	0.6	0.8	19.6%
Manzanillo	9.4	12.9	36.1%
Total	2,533.4	2,668.6	5.3%

Total Terminal Passengers (in thousands):
Airport	Jan-23	Jan-24	% Change
Guadalajara	1,447.9	1,462.1	1.0%
Tijuana*	1,107.0	1,028.4	(7.1%)
Puerto Vallarta	687.1	699.9	1.9%
Los Cabos	681.2	655.0	(3.8%)
Montego Bay	449.0	491.9	9.6%
Guanajuato	258.3	263.6	2.0%
Hermosillo	164.0	161.2	(1.7%)
Kingston	146.1	148.4	1.6%
Morelia	124.1	112.1	(9.7%)
Mexicali	123.8	111.4	(10.1%)
La Paz	78.9	89.4	13.3%
Aguascalientes	77.3	73.2	(5.3%)
Los Mochis	32.9	44.8	36.2%
Manzanillo	18.6	24.8	33.6%
Total	5,396.0	5,366.1	(0.6%)
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):
Airport	Jan-23	Jan-24	% Change
Tijuana	391.0	347.5	(11.1%)

Highlights for the month:

  Seats and load factors: The seats available during January 2024 decreased by 3.7%, compared to January 2023, due to the preventive revision to the Pratt & Whitney engines of the A320neo and A321neo fleet. The load factors for the month went from 78.8% in January 2023 to 81.4% in January 2024.
  New routes:
    Guadalajara – Atlanta: Aeromexico

COMPANY DESCRIPTION

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 6, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer